GIVEN IMAGING LTD. New Industrial Park Yoqneam, Israel 20692

        May 4, 2006

Dear Shareholder:

        You are cordially invited to attend the 2006 Annual General Meeting of shareholders of Given Imaging Ltd. on May 30, 2006, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual Meeting.

        Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of shareholders. Your Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

        Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Very truly yours,

DORON BIRGER Chairman of the Board of Directors

GIVEN IMAGING LTD. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        To the Shareholders of Given Imaging Ltd.:

        The Annual General Meeting (the “Annual Meeting”) of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on May 30, 2006, at 4:00 p.m., local time, for the following purposes:

1.	To elect the directors of the Company to serve until the next Annual Meeting (“Proposal 1”);

2.	To approve the compensation and the employment agreement of the President and Chief Executive Officer of the Company (“Proposal 2”);

3.	To approve the compensation and the employment agreement of the Executive Vice Chairman of the Board of Directors (“Proposal 3”);

4.	To approve the 2006 Equity Plan, and reserve 2,500,000 ordinary shares for issuance thereunder (“Proposal 4”);

5.	To approve the extension of indemnification and insurance coverage to new directors of the Company (“Proposal 5”);

6.	To ratify and confirm compensation for non-employee directors of the Company (“Proposal 6”);

7.	To reappoint the firm of Somekh Chaikin, a member of KPMG International (“KPMG”), as the Company’s independent auditors until the Company’s next annual general meeting, and to authorize the Company’s Board of Directors to determine their remuneration (“Proposal 7”); and

8.	To report on the business of the Company for the year ended December 31, 2005, and to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        Only shareholders of record at the close of business on April 30, 2006, are entitled to notice of, and to vote at, the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

        If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

By Order of the Board of Directors,

DORON BIRGER Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

        This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each, of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on May 30, 2006, at 4:00 p.m., local time, at the Company’s head offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Annual Meeting”). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about May 4, 2006.

The Proxy

        Doron Birger, Yuval Yanai and Ido Warshavski, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

        All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

        A shareholder may revoke his, her or its proxy by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; or upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Annual Meeting; or by attending and voting in person at the Annual Meeting. Attendance without voting at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

        Shareholders of record who held ordinary shares at the close of business on April 30, 2006 (the “Record Date”), are entitled to notice of and to vote at the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners, have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card for you to in directing the holder of record how to vote the shares.

        As of the Record Date, there were 28,032,856 ordinary shares issued, outstanding and entitled to vote at the Annual Meeting.

Quorum and Voting

        Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy who hold or represent between them at least 33 1⁄3% of the Company’s issued share capital. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal. On each matter submitted to shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders. Shareholders will not be allowed to cumulate their votes in the election of directors.

        A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend at the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

        The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of the Record Date for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	10,207,533	36.5%
OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly(2)	3,636,904	13.0%
AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA, AXA Financial, Inc.(3)	2,319,302	8.3%
All directors and executive officers as a group(4)	15,754,194	53.2%

(1)	Based on a Schedule 13D/A filed on November 4, 2004 and on information provided to us supplementally, this number consists of 4,082,982 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC. Based on information contained in that Schedule 13D/A and on information provided to us supplementally, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of February 28, 2006, DIC owned approximately 47.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. The address of DIC is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of February 28, 2006, IDB Holding Corporation, or IDBH, owned approximately 71.8% of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 73.3% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a wholly owned Israeli subsidiary of Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds approximately 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments”), a majority owned Israeli subsidiary of Manor Holdings B.A. Ltd. (“Manor Holdings”), a private Israeli company controlled by Ruth Manor, which holds approximately 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a wholly owned Israeli subsidiary of Avraham Livnat Ltd. (“Livnat Ltd.”), a private Israeli company controlled by Avraham Livnat, which holds approximately 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition to the above-mentioned holdings of shares of IDBH, as of February 28, 2006, (a) Ganden Holdings held approximately 10.58% of the equity and voting power of IDBH; (b) Ganden

Investments held approximately 6.7% of the equity and voting power of IDBH; (c) Shelly Bergman held, through a private Israeli company wholly owned by her, approximately 7.2% of the equity and voting power in IDBH; (d) Manor Holdings held approximately 0.03% of the equity and voting power in IDBH and (e) Livnat Ltd. held approximately 0.04% of the equity and voting power in IDBH. These additional holdings of shares of IDBH are not subject to the Shareholders Agreement referred to above.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi, Afeka, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees the Company’s Board of Directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

(2)	Based on a Schedule 13D/A filed on September 29, 2004 and on information provided to us supplementally, this number consists of 2,250,733 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P., or Caduceus; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio, or Eaton Vance; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust, or Finsbury; 330,000 ordinary shares owned by UBS Juniper Crossover Fund LLC, or Juniper; 82,171 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC, or OrbiMed Associates; 2,157 options to purchase ordinary shares owned by OrbiMed Advisors LLC, or OrbiMed Advisors. OrbiMed Capital GPI LLC is the general partner of Caduceus, OrbiMed Capital LLC acts as managing member of OrbiMed Associates, OrbiMed Advisors acts as investment manager of Juniper, OrbiMed Capital LLC acts as investment advisor to Finsbury and OrbiMed Advisors LLC acts as investment adviser to Eaton Vance. As a result, OrbiMed Advisors, OrbiMed Capital and OrbiMed Capital GPI LLC have discretionary investment management authority with respect to the assets of Caduceus, Eaton Vance, Finsbury, OrbiMed Associates and Juniper. Samual D. Isaly owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital. Samuel D. Isaly, Sven Borho, Michael Sheffery Carl L. Gordon and Jonathan Silverstein, share ownership and control of OrbiMed Capital GPI LLC, OrbiMed Capital and OrbiMed Advisors LLC. The address of OrbiMed Advisors LLC, OrbiMed Capital, OrbiMed Capital GPI LLC, Samuel D. Isaly, Sven Borho, Michael Sheffery, Carl L. Gordon and Jonathan Silverstein is 767 Third Avenue, 30th Floor, New York, NY 10017. These individuals each disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of his pecuniary interest therein.

(3)	Based on a Schedule 13G filed on February 14, 2006, this number consists of 2,188,242 ordinary shares owned by Alliance Capital Management L.P., or Alliance, and 131,060 ordinary shares owned by AXA Equitable Life Insurance Company, or AXA Equitable. Based on information contained in the Schedule 13G, Alliance and AXA Equitable are subsidiaries of AXA Financial, Inc. AXA Financial, Inc. is a parent holding company with respect to the holdings of Alliance, AXA Equitable and Frontier Trust Company, FSB (Advest Trust). Each of Alliance and AXA Equitable operates under independent management and makes independent decisions. AXA owns AXA Financial, Inc. AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively, the “Mutuelles AXA”), as a group, control AXA. The address of AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial,

Inc. is 1290 Avenue of the Americas, New York, NY 10104. Each of the Mutuelles AXA, as a group, and AXA expressly disclaims beneficial ownership of any securities owned by the foregoing entities.

(4)	Includes 10,207,533 ordinary shares beneficially owned by IDB Holding Corporation and 3,636,747 ordinary shares beneficially owned by the OrbiMed entities, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1—ELECTION OF DIRECTORS (EXCEPT OUTSIDE DIRECTORS)

        The Company’s Board of Directors currently consists of eight members. Except for the Outside Directors, as defined below, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a General Meeting in person or by proxy.

        Under the Israeli Companies Law, Israeli public companies, including a company whose shares are traded on an exchange located outside of Israel, are required to appoint at least two individuals to serve as Outside Directors on the Board of Directors of such company. An “Outside Director” is qualified under the Israeli Companies Law, inter alia, as an individual, who at the time of appointment, and two years prior to such appointment, such individual (and such individual’s relatives, partners, employers or corporate entities controlled by such person) had and continues to have no interest (as such “interest” is described under the Israeli Companies Law) in the Company or in a controlling member of the Company or in a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment; and such individual (and such individual’s relatives, partners, employers or corporate entities controlled by such person) at the time of the appointment and thereafter, has no, nor may have any potential conflict of interest with the Company. The initial term of an Outside Director is three years and may be extended for an additional three year period. The following individuals were elected in December 2001 for an initial three-year term and were re-elected for one additional three year term in May 2004, which will expire in December 2007.

Outside Directors with Terms Expiring in 2007

Nominee	Business Experience
James M. Cornelius	James M. Cornelius, age 62, has served as a director since October 2001 and was elected as an Outside Director in December 2001. Effective November 15, 2005, Mr. Cornelius serves as the Chairman of the board of directors and Chief Executive Officer of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 2000 until 2005, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of Bristol-Myers Squibb Company, The Chubb Corporation, The DIRECTV Group, Inc. and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

Michael Grobstein	Michael Grobstein, age 63, has served as a director since October 2001 and was elected as an Outside Director in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and is currently Chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman International Operations from 1993 to 1998, as Vice Chairman Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

        The Board of Directors has nominated for election or reelection the following persons to serve as directors of the Company until the next Annual Meeting of shareholders: Doron Birger, who serves as the Chairman of the Board; Gavriel D. Meron, who serves as the Executive Vice Chairman of the Board; Nachum Shamir; Chen Barir; Eyal Lifschitz and Prof. Anat Leowenstein.

        Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Nominees For Election or Reelection at the Annual Meeting

Nominee	Business Experience
Doron Birger	Doron Birger, age 54, has served as Chairman of the Board of Directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors, communication and advanced materials. Mr. Birger is also a director of NetVision Ltd., a public company in Israel providing internet services and products. From 1991 to 1994, Mr. Birger was Vice President Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Gavriel D. Meron	Gavriel D. Meron, age 53, founded Given Imaging in 1998 and has served as a director since August 2002 and as Executive Vice Chairman of the Board of Directors since April 9, 2006. Mr. Meron served as the Company’s President and Chief Executive Officer from its founding in 1998 through April 9, 2006. Prior to founding the Company, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company formerly listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987,

Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

Nachum Shamir	Nachum Shamir, age 52, has served as the Company’s President and Chief Executive Officer and a director since April 9, 2006. Prior to joining us, Mr. Shamir has served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation (NYSE:SCIX). From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. From 1993 until 1994, he worked at the Hong Kong-based Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.

Chen Barir	Chen Barir, age 47, has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries and affiliates, a private investment company specializing in venture investments and management focusing primarily on seed or early stage medical device companies, investments and real estate. Mr. Barir is chairman, vice-chairman and a director of several privately-held companies in the fields of medical device and real estate. Mr. Barir holds an LL.B from the Hebrew University of Jerusalem, an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

Eyal Lifschitz	Eyal Lifschitz, age 37, has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer of Peregrine Ventures, a venture capital fund focused on the medical device industry. Prior to that, Mr. Lifschitz was co-founder of a number of medical technology companies, including PharmaSys (acquired by Elan Corp. NYSE:ELN), where he served as Director of Business Development from 1990 to 1994, VisionCare Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, BioControl, Ltd., where he served as Director of Business Development from 1999 to 2001 and ECR Ltd.(acquired by AVX Corp. NYSE:AVX), where he served as General Manager from 1994 to 2001. Mr. Lifschitz serves on the board of directors of Neovasc Ltd. and of NeuroSonix Ltd., two companies in the medical device field, and holds an LL.B degree from Shearei Mishpat College in Israel.

Prof. Anat Leowenstein	Prof. Anat Loewenstein, age 47, has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She is the Director of the Department of Ophthalmology, Tel Aviv Medical Center, since January 2000 and a

Professor at the Sackler School of Medicine, Tel Aviv University, since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss. She is a member of the IRB committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew university of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

        The affirmative vote of the holders of a majority of the voting power represented and voting at the Meeting in person or by proxy is necessary to elect each of above named nominees as directors.

        The Board of Directors recommends a vote “FOR” the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2—COMPENSATION AND EMPLOYMENT AGREEMENT OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

        Shareholders are being asked to approve the following compensation and employment agreement for Nachum Shamir, the Company’s President and Chief Executive Officer, who is also a director. Mr. Shamir commenced serving in these positions on April 9, 2006.

        For the fiscal year 2006, the Board of Directors and the Compensation Committee approved for Mr. Shamir (1) an annual base salary of $330,000, pro rated for the time during which Mr. Shamir is employed by the Company in 2006, (2) a cash bonus of up to 200% of Mr. Shamir’s annual salary, pro rated for the time during which Mr. Shamir is employed by the Company in 2006, subject to meeting certain personal and company performance targets determined from time to time at the discretion of the Board of Directors, (3) a grant of options to purchase 300,000 ordinary shares of the Company, the exercise price of which will be equal to the closing price of the ordinary shares on the Nasdaq National Market on the date the shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the date of commencement of Mr. Shamir’s employment, and (4) a grant of 100,000 restricted shares, vesting in four equal installments beginning on the first anniversary of the date of commencement of Mr. Shamir’s employment. The Company also agreed to pay Mr. Shamir a relocation bonus of $50,000. Mr. Shamir is also entitled to other standard benefits, such as a car allowance, insurance benefits and reimbursement of expenses.

        In April 2006, the Company signed an employment agreement with Mr. Shamir reflecting, among other things, the above-referenced compensation provisions. In addition, the employment agreement contains provisions standard for a firm in the Company’s industry regarding non-competition, confidentiality of information and assignment of inventions.

        Mr. Shamir’s employment may be terminated by the Company without cause upon three month’s prior written notice, in which case Mr. Shamir is entitled to receive his base salary and benefits payable during the 12 months following such notice of termination and accelerated vesting with respect to those options and shares of restricted stock that would have vested during such period. Mr. Shamir’s employment may be terminated by the Company immediately for cause. Mr. Shamir may terminate his employment with the Company upon three month’s prior written notice or immediately if such termination is for good reason, which consists of an uncured breach of the employment agreement by the Company or a continuous and material reduction in the scope or conditions of Mr. Shamir’s employment. In the event of such termination, Mr. Shamir is entitled to receive his base salary and benefits payable during the three months following notice of such termination (twelve months in the event Mr. Shamir terminates his employment for good reason) and accelerated vesting with respect to those options and shares of restricted stock that would have vested during the applicable period.

        If the Company terminates Mr. Shamir’s employment following a change of control event (as defined in the employment agreement) or if Mr. Shamir terminates his employment for good reason following a change of control event, Mr. Shamir is entitled to receive (1) all remuneration, including any earned but unpaid bonus, and benefits payable during the 24-month period following notice of termination, and (2) accelerated vesting with respect to those options and shares of restricted stock that would have vested during the 24-month period following the effective date of such termination.

        Approval of the compensation and the employment agreement of the President and Chief Executive Officer requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote “FOR” the payment of the compensation and the employment agreement described above.

PROPOSAL 3—COMPENSATION AND EMPLOYMENT AGREEMENT OF THE EXECUTIVE VICE CHAIRMAN OF THE BOARD OF DIRECTORS

        Shareholders are being asked to approve the following compensation and an amended and restated employment agreement for Gavriel D. Meron, to serve on a full-time basis as the Executive Vice Chairman of the Board of Directors:

        In respect of 2005, the Board of Directors and the Compensation Committee approved an additional cash bonus to Mr. Meron in the amount of $164,250 due to Mr. Meron’s special efforts in fiscal year 2005, having served as the acting president of the Company’s U.S. subsidiary and having direct responsibility over the Company’s Japanese subsidiary, in addition to serving as the Company’s President and Chief Executive Officer. This bonus is in addition to a bonus of $135,750 paid to Mr. Meron in respect of the Company’s performance in 2005, which bonus was approved by the shareholders in the annual meeting in August 2005.

        In respect of 2006, the Board of Directors and the Compensation Committee approved for Mr. Meron (1) an annual base salary of $330,000 for the fiscal year 2006, (2) a cash bonus of up to 200% of Mr. Meron annual salary, subject to meeting certain personal and company performance targets determined from time to time at the discretion of the Board of Directors, and (3) a grant of options to purchase 60,000 ordinary shares, the exercise price of which will be equal to the closing price of the ordinary shares on the Nasdaq National Market on the date the shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the grant. Mr. Meron is also entitled to other fringe benefits, such as the use of a company car and contributions for study, disability and severance funds.

        In April 2006, the Company amended and restated Mr. Meron’s employment agreement to reflect, among other things, the above-referenced compensation provisions. In addition, the employment agreement contains provisions standard for a firm in the Company’s industry regarding non-competition, confidentiality of information and assignment of inventions.

        Mr. Meron’s employment may be terminated by the Company without cause upon three month’s prior written notice, in which case Mr. Meron is entitled to receive his base salary and benefits payable during the three months following such notice of termination and continued vesting of options during such period. In addition, Mr. Meron is entitled to receive a cash payment equal to 12 times his average monthly base salary during the three months prior to the notice of termination and to accelerated vesting with respect to those options that would have vested during the 12 months following the notice of termination. Mr. Meron’s employment may be terminated by the Company immediately for cause. Mr. Meron may terminate his employment with the Company upon three month’s prior written notice in which event, Mr. Meron is entitled to receive his base salary and benefits payable during the three months following such notice of termination and continued vesting with respect to those options that would have vested during such three months period. In the event that Mr. Meron terminates his employment after April 15, 2007, he is entitled to the same benefits as the Company would have paid him had the Company terminated his employment without cause.

        Mr. Meron’s employment may be terminated following a change of control event (as defined in the employment agreement) by the Company or our successor upon three month’s prior written notice. In the event of such termination, Mr. Meron is entitled to receive a cash payment equal to 24 times his average monthly base salary during the three months prior to the notice of termination and to accelerated vesting with respect to those options and shares of restricted stock that would have vested during the 24 months following the notice of termination.

        Approval of the compensation and the employment agreement of the Executive Vice Chairman of the Board of Directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote “FOR” the payment of the compensation and the employment agreement described above.

PROPOSAL 4—APPROVAL OF 2006 EQUITY PLAN

        The Company’s proposed 2006 Equity Plan (the “2006 Equity Plan”) provides for the grant of options to purchase shares of the Company or the grant of restricted stock to eligible employees, directors and consultants of the Company or any subsidiaries of the Company. The 2006 Equity Plan is to be administered by the Board of Directors and the Company’s Compensation and Nominating Committee (the “Compensation Committee”). Pursuant to the 2006 Equity Plan, a total of 2,500,000 authorized but unissued ordinary shares will be reserved for issuance under, and subject to, the 2006 Equity Plan.

        Shareholders are being asked to adopt a resolution to approve the 2006 Equity Plan, which was approved by the Board of Directors on April 17, 2006, subject to shareholder approval. The 2006 Equity Plan is attached hereto as Annex A.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of the 2006 Equity Plan and to authorize the Board of Directors to administer the 2006 Equity Plan.

        The Board of Directors recommends a vote ‘‘FOR’’ the adoption of the 2006 Equity Plan.

PROPOSAL 5—EXTENSION OF INDEMNIFICATION AND INSURANCE COVERAGE TO NEW DIRECTORS OF THE COMPANY

        The Company believes that in order to attract and retain dedicated individuals as directors, it must provide for appropriate exculpation and indemnification arrangements in compliance with, and subject to the limitations under, U.S. and Israeli law. The Company’s Articles of Association allow it to exculpate, indemnify and insure its office holders to the fullest extent permitted by the Israeli Companies Law.

Summary of Exculpation and Indemnification under the Israeli Companies Law

        Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of the duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. The Company’s Articles of Association include such a provision.

        An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. The Company’s Articles of Association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the Board of Directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third party; and

•	a financial liability imposed on the office holder in favor of a third party.

        An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

        Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the Company’s Audit Committee and the Board of Directors and, in respect of the directors, by the shareholders.

Extension to New Directors

        The Company’s shareholders previously approved agreements (each, an “Indemnification Agreement”) with each of the directors and executive officers pursuant to which the Company undertook to exculpate, indemnify and insure such directors and officers to the fullest extent permitted by law. Indemnification under this agreement is limited to events and amounts determined as foreseeable by the Board of Directors, and the insurance is subject to the Company’s discretion depending on its availability, effectiveness and cost. Indemnification under this agreement does not include, among other things, liability arising out of a breach of fiduciary duty, unless made in good faith and with reasonable grounds to believe it would not harm the Company’s interests, or a reckless breach of duty of care. In addition, the directors and executive officers are currently covered by a directors’ and officers’ liability insurance policy (the “Insurance Policy”), which covers the period from April 1998 to October 2, 2006. To date, no claims for directors and officers’ liability insurance have been filed under this policy.

        Shareholders are being asked to approve the entry by the Company into an agreement in substantially the form of the Indemnification Agreement, and the extension of the Insurance Policy, as the same may be amended in the future, to Nachum Shamir and Prof. Anat Leowenstein, as well as to new directors of the Company in the future, in each case retroactively from the date any director commences his or her service as a director.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for approving the Company entering into an agreement in substantially the form of the Indemnification Agreement, and the extension of the Insurance Policy, as the same may be amended in the future, to new directors of the Company in the future, including Nachum Shamir and Prof. Anat Leowenstein retroactively from the date they commenced service as directors.

        The Board of Directors recommends a vote “FOR” this proposal.

PROPOSAL 6—DIRECTOR COMPENSATION

        The Company believes that in order to attract and retain dedicated individuals as directors and in order to provide them with an ownership interest in common with its other shareholders, it needs to provide equity compensation and directors’ fees at customary levels to its directors. Under the Israeli Companies Law, shareholders must approve the terms of compensation of the Company’s directors, whether received in their capacity as directors or otherwise, after its previous approval by the Company’s Audit Committee and Board of Directors.

        The compensation schedule described below was approved by the shareholders of the Company with respect to non-employee directors in June 2003 and May 2004:

        A. Directors’ Fees—$3,750 per quarter and $1,500 per meeting of the board or any committee or subcommittee thereof; and

        B. Equity Compensation—A grant of 25,000 options to each new non-employee director joining the Board of Directors; a recurring annual grant of 11,000 options to the chairperson of the Board of Directors and any committee thereof for each year of service as a chairperson; a recurring annual grant of 8,000 options to any director for each year of service as a director commencing with the completion of the first year of service; and a recurring annual grant of 3,000 options to each member of any committee of the Board of Directors for each year of service on a committee.

        As of the date of this proxy statement the Board of Directors has the following committees: Audit Committee and a sub-committee of the Audit Committee, Compensation and Nominating Committee, Executive Committee and an ad-hoc Transition Committee to oversee the implementation of recent changes in management. Each director of the Company, except Nachum Shamir and Anat Loewenstein, serves on at least one committee of the Board of Directors.

        Following the establishment of these new committees, shareholders are requested to ratify and confirm the compensation schedule described above for existing and future non-employee directors. Such ratification and confirmation requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy.

        Directors’ fees and shares underlying stock options granted in respect of service by our director, Doron Birger, may be transferred by Mr. Birger to Elron Electronics Industries, where he serves as President and Chief Executive Officer.

        The Board of Directors recommends that the shareholders vote “FOR” the changes to the director compensation described above.

PROPOSAL 7—APPOINTMENT OF SOMEKH CHAIKIN,
A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY’S
INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING AND
AUTHORIZATION TO DETERMINE COMPENSATION

        The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International (“KPMG”), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2006, and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company’s board of directors to determine their remuneration.

        The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to KPMG in each of the Company’s previous two fiscal years:

	2004	2005
	(in thousands)
Audit and audit-related fees(1)	$249	$710
Tax fees(2)	64	114
All other fees(3)	146	92

Total	$459	$916

(1)	“Audit-related fees” includes fees related to the Company’s consolidated audit, and in 2005 includes additional audit procedures related to U.S. sales tax compliance.
(2)	“Tax fees” includes fees for professional services rendered by the Company’s auditors for tax compliance and tax advice on actual or contemplated transactions.
(3)	“All other fees” includes fees related to advice on international transfer prices, compliance with Sarbanes-Oxley Act requirements and advice regarding U.S. sales tax.

        The Company’s Audit Committee pre-approved all audit and non-audit services provided to the Company and its subsidiaries during the periods listed above.

        Representatives of KPMG will not be present at the Annual Meeting.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the appointment of KPMG as the Company’s independent auditors until the next annual general meeting, and for the authorization of the Company’s board of directors to determine remuneration.

        The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditors, subject to shareholder approval.

        Accordingly, the Board of Directors recommends a vote “FOR” this proposal.

AUDIT COMMITTEE REPORT

        The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq National Market, and operates under a written charter, which was most recently published in the Company’s proxy statement for its 2004 Annual Shareholders’ Meeting.

        The Audit Committee includes at least one independent director who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Michael Grobstein is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

        The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company’s Annual Report to Shareholders for the year ended December 31, 2005, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and nonaudit services provided by the independent auditor, and evaluated the types of nonaudit services performed, including whether or not those services were compatible with the independent auditor’s independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditor, subject to shareholder approval.

        Submitted by the Audit Committee of the Company’s Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Chen Barir
Eyal Lifschitz

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders to be held in 2007 must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented thereat. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company’s annual meeting of shareholders to be held in 2007, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement by January 31, 2007, the Company will not include such proposal in the agenda for the 2007 annual meeting of shareholders.

REPORT OF THE BOARD OF DIRECTORS

        At the Company’s Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2005.

OTHER BUSINESS

        The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

        Copies of the Company’s 2005 Annual Report to shareholders are being mailed to shareholders simultaneously with this Proxy Statement. The Company also filed an Annual Report for the year ended December 31, 2005 on Form 20-F with the Securities and Exchange Commission on April 6, 2006. In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K, including a press release Form 6-K dated February 7, 2006 regarding its business and financial results for the fourth quarter and year ending December 31, 2005 and a press release, dated April 12, 2006, regarding the Company’s preliminary financial results in the first quarter of 2006. Shareholders may obtain a copy of these documents without charge at www.givenimaging.com.

By Order of the Board of Directors,

Doron Birger, Chairman of the Board of Directors

Yoqneam, Israel
May 4, 2006

EXHIBIT A

GIVEN IMAGING LTD.
2006 EQUITY INCENTIVE PLAN

        This Given Imaging 2006 Equity Incentive Plan (hereinafter called the “Plan”) was adopted by the Board of Directors of Given Imaging Ltd., an Israeli corporation (hereinafter called the “Company”) on April 17, 2006. The Plan was approved by the Company's Shareholders on                 , 2006, and the Plan became effective on                 , 2006.

ARTICLE 1
PURPOSE

        The purpose of the Plan is to attract and retain the services of able persons as Employees, Consultants, and Non-Employee Directors of the Company and its Subsidiaries, and to provide such persons with a proprietary interest in the Company through the granting of Options, SARs, Restricted Stock, and RSUs, whether granted singly, or in combination, or in tandem, that will (a) increase the interest of such persons in the Company's success, and (b) furnish an incentive to such persons to continue their services for the Company and/or Subsidiary.

ARTICLE 2
DEFINITIONS

        For purposes of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

        2.1 “3(i) Option” means an Option granted to an Israeli Participant under the terms of Section 3(i) of the Ordinance that does not qualify as a 102 Award.

        2.2 “102 Award” means an Option or other award granted to an Israeli Participant that is intended to qualify for special tax treatment under Section 102(b)(2) (the “Capital Track”) or Section 102(b)(1) (the “Income Track”) of the Ordinance.

        2.3 “102 Track Election” means the right of the Company to elect either the “Capital Track” under Section 102(b)(2) or the “Income Track” under Section 102(1) of the “Capital Track.”

        2.4 “Award” means the grant hereunder of any 102 Award, 3(i) Option, Incentive Stock Option, Non-qualified Stock Option, SAR, Restricted Stock, or Restricted Stock Unit, whether granted singly, in combination or in tandem (each individually referred to herein as an “Award”).

        2.5 “Award Agreement” means a written agreement between a Participant and the Company or any other written notice of an Award, which sets out the terms of the grant of an Award.

        2.6 “Award Period” means the period during which one or more Awards granted under an Award Agreement may be exercised or earned.

        2.7 “Board” means the Board of Directors of the Company.

        2.8 “Cause” shall mean (i) a material breach of a Participant's agreement or duty towards the Company or any Subsidiary, including the Participant not acting in good faith towards the Company or any Subsidiary, (ii) embezzlement of funds of the Company or its Subsidiaries or any act of fraud against the Company or it Subsidiaries, and (iii) any conduct (other than conduct in good faith) reasonably determined by the Committee to be materially detrimental to the Company or any Subsidiary. The Committee, in its sole discretion, shall determine if a Participant's termination or employment of cessation of services is for “Cause.”

        2.9 “Change of Control” shall mean the occurrence of an event described in paragraph (a), (b), or (c) below:

(a) The acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the then outstanding Shares; provided,

however, that for purposes of this subsection (a), the following acquisitions shall not constitute a change of control:

(i) Any acquisition directly from the Company;

(ii) Any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act) of the Company as of the date hereof;

(iii) Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(iv) Any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (b) below.

(b) Approval by the shareholders of the Company (or the Board, if the Board's approval is sufficient for consummating the transaction) of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”) unless, following such Business Combination:

(i) All or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Shares immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries); and

(ii) No Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of the then outstanding voting securities of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more subsidiaries) except to the extent that such ownership existed prior to the Business Combination.

(c) Notwithstanding paragraphs (a) or (b) above, with respect to Restricted Stock Units granted to Participants who are subject to U.S. income taxes, a change of control shall mean a “change of control” as defined in Section 409A of the Code.

        2.10 “Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the published rulings, regulations, and interpretations duly promulgated thereunder.

        2.11 “Committee” means the Compensation and Nominating Committee of the Board or such other Committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

        2.12 “Company” means Given Imaging Ltd., an Israeli corporation, and any successor entity.

        2.13 “Consultant” means each individual who performs services for the Company and/or any Subsidiary, and who is not an Employee or a Non-Employee Director.

        2.14 “Covered Participant” means a Participant who is a “covered employee” as defined in Section 162(m)(3) of the Code, and the regulations promulgated thereunder, and any individual the Committee determines should be treated as such a covered employee.

        2.15 “Date of Grant” means “date of grant” as determined under Financial Accounting Standards 123R, as amended and interpreted from time to time.

        2.16 “Employee” means each individual who performs services for the Company and/or any Subsidiary, and who is determined to be an employee of the Company and/or such Subsidiary by the Committee, provided, however, that for the purposes of any grants pursuant to Section 102 of the Ordinance, “Employee” shall mean employee or an officer of the Company and/or any Subsidiary, but excluding a Controlling Person, as such term is defined under Section 102 of the Ordinance (as such definition may change from time to time).

        2.17 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

        2.18 “Exercise Date” means the date specified in the Participant's Exercise Notice, on which the Participant seeks to exercise an Option or SAR.

        2.19 “Exercise Notice” means the written notice from the Participant to the Company notifying the Company that the Participant seeks to exercise an Option or SAR. The Exercise Notice shall set forth the number of Shares with respect to which the Stock Option or SAR is to be exercised, the Exercise Date, and such other terms as determined by the Committee in its sole discretion.

        2.20 “Fair Market Value” of a Share means the closing price of a Share on an applicable date as quoted on any over-the-counter market or national securities exchange on which the Shares are then listed, or in the absence of a reported closing price for such date, the closing price on the next following day for which a closing sale is reported. In the event Shares are not quoted on a recognized over-the-counter market or stock exchange, Fair Market Value of a Share shall be the price per Share at which the Company last issued any of its Shares to a non-affiliated investor. Notwithstanding the preceding provision to the contrary, solely with respect to Shares granted pursuant to an ISO under this Plan, Fair Market Value shall be determined in accordance with Section 422(c)(7) of the Code.

        2.21 “Incentive Stock Option” or “ISO” means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

        2.22 “Non-Employee Director” means a member of the Board who is not an Employee.

        2.23 “Non-qualified Stock Option” or “NQSO” means a stock option, granted pursuant to this Plan that is not intended to comply with the requirements set forth in Section 422 of the Code.

        2.24 “Option” means either an 3(i) Option, 102 Option, ISO or NQSO.

        2.25 “Option Price” means the price which must be paid by a Participant upon exercise of an Option to purchase a Share.

        2.26 “Ordinance” means the Israeli Tax Ordinance (New Version) 5721-1961 and applicable Income Tax Rules (Tax Benefits in Shares Issuances to Employees) 5763, 2003.

        2.27 “Participant” means an Employee, Consultant, or Non-Employee Director to whom an Award is granted under this Plan.

        2.28 “Performance Goal” means the performance goals or objectives established by the Committee as a condition precedent to the vesting of an Award. The Performance Goals related to a Covered Participant are listed in Article 10 of this Plan. The Performance Goals related to a Participant who is not a Covered Participant shall be determined by the Committee in its sole discretion.

        2.29 “Performance Period” means the time period designated by the Committee during which Performance Goals must be met.

        2.30 “Person” means an individual, entity or group (within the meaning of Section I3(d)(3) or 14(d)(2) of the Exchange Act).

        2.31 “Plan” means this Given Imaging Ltd. 2006 Equity Incentive Plan, as amended from time to time.

        2.32 “Restricted Stock” means Shares issued or transferred to a Participant pursuant to Section 6.5 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

        2.33 “Restricted Stock Unit” means a unit denominating a Share that gives the right to receive a payment in cash and/or Shares, and which is subject to restrictions, as described under Section 6.5 of the Plan.

        2.34 “SAR” or “Stock Appreciation Right” means the right to receive a payment, in cash and/or Share, equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the SAR Price for such Shares.

        2.35 “SAR Price” means the Fair Market Value of each Share covered by a SAR, determined by the Committee on the Date of Grant of the SAR.

        2.36 “SEC” means the U.S. Securities and Exchange Commission.

        2.37 “Securities Act” means the Securities Act of 1933, as amended.

        2.38 “Shares” means the Company's Ordinary Shares (nominal value NIS 0.05 per Share), which the Company is currently authorized to issue or may in the future be authorized to issue.

        2.39 “Subsidiary” means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. “Subsidiaries” means more than one of any such corporations, limited partnerships, partnerships or limited liability companies. Notwithstanding the above, with respect to a 102 Award, the term “Subsidiary” means any corporation (other than the Company) that is considered to be an “employer company” under Section 102 of the Ordinance.

ARTICLE 3
ADMINISTRATION

        3.1 The Committee shall administer the Plan unless otherwise determined by the Board. The Committee shall consist of at least two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board.

        3.2 A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

        3.3 Subject to the provisions of applicable law, the Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement the Award Period, the Date of Grant, and such other terms, provisions, limitations, and Performance Goals, as are approved by the Committee, including, but not limited to, any rights of the Committee to cancel or rescind any such Award.

        3.4 The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and (iii) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan, including but not limited to, creating sub-plans, and (iv) make a 102 Track Election from time to time. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.

        3.5 With respect to restrictions in the Plan that are based on the requirements of Section 422 of the Code, Section 162(m) of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company's securities are listed or quoted, the provisions of the Ordinance, including regarding 102 Awards or any other applicable law, rule or restriction (collectively, “applicable law”), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

        3.6 The Board shall have residual authority to administer any issue or matter related to this Plan, and may also affect any authority granted to the Committee hereunder.

ARTICLE 4
ELIGIBILITY

        The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Consultant, or Non-Employee Director. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, different Awards need not contain similar provisions. The Committee's determinations under the Plan (including without limitation the determination of the individual who is to receive an Award, the form, amount and timing of such Award, and the terms and provisions of such Award and the agreements evidencing the same) need not be uniform and may be made by it selectively among Employees, Consultants, or Non-Employee Directors who receive, or are eligible to receive, Awards under the Plan.

ARTICLE 5
SHARES SUBJECT TO PLAN

        5.1 Total Shares Available. Subject to adjustment as provided in Articles 13 and 14, the maximum number of Shares that may be delivered pursuant to Awards granted under the Plan is 2,500,000.

        5.2 Source of Shares. Shares to be issued may be made available from authorized but unissued Shares, Shares held by the Company in its treasury, or Shares purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available a number of Shares that shall be sufficient to satisfy the requirements of Plan.

        5.3 Restoration and Retention of Shares. If any Shares subject to an Award shall not be issued or transferred to a Participant and shall cease to be issuable or transferable to a Participant because of the forfeiture, termination, expiration or cancellation, in whole or in part, of such Award or for any other reason, or if any such Shares shall, after issuance or transfer, be reacquired by the Company because of the Participant's failure to comply with the terms and conditions of an Award or for any other reason, the Shares not so issued or transferred, or the Shares so reacquired by the Company, as the case may be, shall no longer be charged against the limitation provided for in Section 5.1 and may be used thereafter for additional Awards under the Plan. To the extent an Award under the Plan is settled or paid in cash, Shares subject to such Award will not be considered to have been issued and will not be applied against the maximum number of Shares provided for in Section 5.1. If an Award may be settled in Shares or cash, such Shares shall be deemed issued only when and to the extent that settlement or payment is actually made in Shares. To the extent an Award is settled or paid in cash, and not Shares, any Shares previously reserved for issuance or transfer pursuant to such Award will again be deemed available for issuance or transfer under the Plan, and the maximum number of Shares that may be issued or transferred under the Plan shall be reduced only by the number of Shares actually issued and transferred to the Participant. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate.

ARTICLE 6
GRANT OF AWARDS

        6.1 Award Agreement. The grant of an Award shall be authorized by the Committee and may be evidenced by an Award Agreement setting forth the term of the Award, including the total number of Shares subject to the Award, the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and Performance Goals, as are approved by the Committee, but not inconsistent with the Plan. The Company may execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within 10 years of the date of adoption of this Plan. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

        6.2 Limitations on Awards. The Plan is subject to the following limitations:

(a) Options. The Option Price of Options cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant of the Option.

(b) SARs. The SAR Price of a SAR cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant of the SAR.

(c) Calendar Year Share Limit. In the event the Company is subject to Section 162(m) of the Code, no Participant may receive during any calendar year Awards that are to be settled in Shares covering an aggregate of more than 1,000,000 Shares.

(d) Calendar Year Cash Limit. In the event the Company is subject to Section 162(m) of the Code, no Participant may receive during any calendar year Awards that are to be settled in cash covering an aggregate of more than $4,000,000.

(e) Term. The term of Awards may not exceed 10 years.

        6.3 Rights as Shareholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or any authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder of the Company shall exist with respect to Shares, notwithstanding the exercise of any Award. Furthermore, no adjustment will be made for a dividend or other rights for which the record date is prior to the date Shares are issued. Notwithstanding the above, a Participant awarded Restricted Stock shall have the right to vote and receive dividends with respect to such Shares.

        6.4 Options.

        (a) In General. The Committee may grant Options under the Plan. ISOs may be granted only to Employees. NQSOs may be granted to Employees, Consultants, and Non-Employee Directors. Section 102 Options may be granted only to Israeli Participants who are Employees. Any Option granted to a Nosei Misra shall be authorized and implemented only in accordance with the provisions of the Israeli Companies Law. Section 3(i) Options may be granted to Employees, Non-Employee Directors, and Consultants. With respect to each Option, the Committee shall determine the number of Shares subject to the Option, the exercise price, the term of the Option, the time or times at which the Option may be exercised and whether the Option is an 3(i) Option, 102 Options, ISO, or a NQSO.

        (b) Vesting. Subject to Article 14 of the Plan, Options shall vest upon satisfaction of the conditions set forth in the Award Agreement. Such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

        (c) Special Rule for ISOs. If the aggregate Fair Market Value of Shares (determined as of the Date of Grant) underlying ISOs that first become exercisable during any calendar year exceeds $100,000, the portion of the Option or Options not exceeding $100,000, to the extent of whole Shares, will be treated as an ISO and the remaining portion of the Option or Options will be treated as a NQSO's. The preceding sentence will be applied by taking Options into account in the order in which they were granted.

        6.5 Restricted Stock/Restricted Stock Units. If Restricted Stock and/or Restricted Stock Units are granted to a Participant under an Award, the Committee shall establish: (i) the number of Shares of Restricted Stock and/or the number of Restricted Stock Units awarded, (ii) the price, if any, to be paid by the Participant for such Restricted Stock and/or Restricted Stock Units, (iii) the time or times within which such Award may be subject to forfeiture, (iv) Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, if any, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (v) all other terms, limitations, restrictions, and conditions of the Restricted Stock and/or Restricted Stock Units, which shall be consistent with this Plan. The provisions of Restricted Stock and/or Restricted Stock Units need not be the same with respect to each Participant.

        (a) Legend on Shares. Each Participant who is awarded Restricted Stock shall be issued the number of Shares specified in the Award Agreement for such Restricted Stock, and such Shares shall be recorded in the Share transfer records of the Company and ownership of such Shares shall be evidenced by a certificate or book entry notation in the Share transfer records of the Company. Such Shares shall be registered in the name of the Participant, and shall bear or be subject to an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. The Committee may require that the Share certificates or other evidence of ownership of the Shares of Restricted Stock be held in custody by the Company until the restrictions thereon shall have lapsed, and that the Participant deliver to the Committee a share power or share powers, endorsed in blank, relating to the Shares of Restricted Stock.

        (b) Restrictions and Conditions. Shares of Restricted Stock and Restricted Stock Units shall be subject to the following restrictions and conditions:

(i) Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant (the “Restriction Period”), the Participant shall not be permitted to sell, transfer, pledge or assign Shares of Restricted Stock and/or Restricted Stock Units.

(ii) Except as provided in subparagraph (i) above and subject to the terms of a Participant's Award Agreement, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the Shares, and the right to receive any dividends thereon. Certificates or evidence of ownership of Shares free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such Shares. Certificates for the Shares forfeited under the provisions of the Plan shall be promptly returned to the Company by the forfeiting Participant. Each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any Shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer.

(iii) The Restriction Period of Restricted Stock and/or Restricted Stock Units shall commence on the Date of Grant and, subject to Article 14 of the Plan, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

        6.6 SARs.

        (a) In General. A SAR shall entitle the Participant to surrender to the Company the SAR, or portion thereof, as the Participant shall choose, and to receive from the Company in exchange therefore cash or Shares in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per Share over the SAR Price per Share specified in such SAR, multiplied by the total number of Shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of an SAR by the distribution of that number of Shares having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional Shares, or the Company may settle such obligation in part with Shares and in part with cash.

        (b) Vesting. Subject to Article 14 of the Plan, SARs shall vest upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

        6.7 Special Rules for 102 Awards. 102 Awards granted to Participants and/or any Shares issued upon the exercise of such 102 Awards shall be issued to a trustee nominated by the Committee, and approved in accordance with the provisions of Section 102 of the Ordinance (the “Trustee”) and held together with any Shares issued upon exercise of such 102 Awards for the benefit of the Participants for the minimum period required by applicable law without disqualifying such 102 Awards from treatment under Section 102 of the Ordinance. The Trustee will hold such 102 Awards or Shares resulting from the exercise thereof in accordance with the provisions of the Ordinance and the rules promulgated thereunder, the trust agreement and any other instructions the Committee may issue to him or her from time to time (so long as they do not contradict the Ordinance and the rules promulgated thereunder). The Trustee will transfer the 102 Awards or the Shares issued upon exercise of such 102 Awards, as the case may be, to the Participant upon his or her demand, provided, that the Trustee shall not release any 102 Awards which were not already exercised into Shares by the Participant or release any Shares issued upon exercise of such Options prior to the full payment of the withholding tax arising from such Options which were granted to him and/or any Shares issued upon exercise of such Options. The Participant may be required to execute a form of undertakings or waivers in favor of such Trustee in a customary form, as a condition for the grant of any Award. Subject to the provisions of Section 102 of the Ordinance (including the regulations promulgated thereunder), the Committee shall determine and approve the terms of engagement of the Trustee, and shall be authorized, subject to the provisions of applicable law, to designate from time to time a new Trustee and replace either of them at its sole discretion, and in the event of replacement of any existing Trustee, to instruct the transfer of all Options and Shares held by such Trustee at such time to its successor.

        If a Participant exercises any Award or sells or releases any underlying Shares during the holding period mandated by Section 102 of the Ordinance, the sanctions under Section 102 of the Ordinance, and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Participant.

ARTICLE 7
AWARD PERIOD; VESTING

        7.1 In General. Unless otherwise provided for in the Award Agreement, or otherwise determined by the Committee in its sole discretion, Awards shall vest as follows:

(a) Initial Grant. With respect to the first Award granted to a Participant under the Plan, in the event that the Participant has not previously been granted options to purchase Shares of the Company under any other plan or sub-plan of the Company, 50% of the Award shall vest on the second anniversary of the Date of Grant, 25% of the Award shall vest on the third anniversary of the Date of Grant, and 25% of the Award shall vest on the fourth anniversary of the Date of Grant; provided, however, that the Participant is providing services to the Company and/or Subsidiary on each such anniversary date; and provided, further, that, the vesting shall not commence prior to the date the Participant provides services to the Company and/or Subsidiary.

(b) Subsequent Grant. With respect to subsequent Awards granted to a Participant under the Plan or with respect to Awards made to a Participant that has previously been granted options to purchase Shares of the Company under any other plan or sub-plan of the Company, 25% of the Award shall vest on each anniversary of the Date of Grant; provided, however, that the Participant is providing services to the Company and/or Subsidiary on each such anniversary date.

        7.2 Specific Powers of Committee. The Committee, in its sole discretion, may determine that an Award will be immediately exercisable, in whole or in part, or that all or any portion may not be exercised until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Award may be exercised.

ARTICLE 8
TERMINATION OF SERVICE

        8.1 In General. If a Participant's employment or service as a Consultant or Non-Employee Director with the Company is terminated (other than for Cause, or by reason of death or disability), then the portion of the Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of the Award that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 180th day following the date of such Participant's termination.

        8.2 Special Provision Regarding Non-Employee Directors. In the event that the service of any Non-Employee Director who has served for five years or more on the Board of Directors is terminated or discontinued for any reason other than cause, all unvested Awards held by such director shall automatically vest and become exercisable immediately prior to such termination or discontinuance. If such termination of service is due to applicable statutory requirements, death, disability or other forced cessation of service, such vested Awards may be exercised until the expiration date of the Award. In all other circumstances, all vested Awards must be exercised within the 180-day period following termination or discontinuance of service as set forth in Section 8.1 above.

        8.3 Death; Disability; Retirement. If a Participant's employment or service as a Consultant or Non-Employee Director with the Company is terminated by reason of death, disability or retirement (as determined by the Committee in its sole discretion), then the portion of the Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of the Award that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 12-month anniversary of the date of such Participant's termination.

        8.4 Termination for Cause. If a Participant's employment or service as a Consultant or Non-Employee Director is terminated by the Company for Cause, the Participant's entire Award, whether vested or unvested, shall automatically lapse and be forfeited on the date of such termination, or the date of termination notice to Participant, which ever is earlier.

ARTICLE 9
EXERCISE OF AWARD

        9.1 In General.

        (a) A vested Award may be exercised at such times and in such amounts as provided in this Plan and the applicable Award Agreement, subject to the terms, conditions, and restrictions of the Plan.

        (b) In no event may an Award be exercised or Shares to be issued pursuant to an Award if a necessary listing or quotation of the Shares on a stock exchange or inter-dealer quotation system or any registration under any laws required under the circumstances has not been accomplished. No Award may be exercised for a fractional Share.

        9.2 Stock Options.

        (a) Subject to such administrative regulations as the Committee may from time to time adopt, an Option may be exercised by the delivery of the Exercise Notice to the Company, in such form and method as may be determined by the Company and, when applicable, the Trustee, which exercise shall be effective upon receipt of such notice by the Company at its principal office and the applicable payment of the exercise price of the exercised options, as described herein. The notice shall specify the number of Shares with respect to which the Option is being exercised. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the Shares to be purchased. The acceptable form(s) of consideration for the total Option Price shall be specified in the Award Agreement. Such consideration may include the following: (a) cash, check, bank draft, or money order payable to the order of the Company, (b) Shares owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, (c) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the Shares purchased upon exercise of the Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (d) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell all of the Shares purchased upon exercise of the Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (e) a cashless exercise mechanism approved by the Company in compliance with Section 402 of the Sarbanes Oxley Act, and/or (e) in any other form of valid consideration that is acceptable to the Company in its sole discretion.

        (b) Upon payment of all amounts due from the Participant, the Company shall cause Shares then being purchased to be delivered as directed by the Participant (or the person exercising the Participant's Option in the event of his death) at its principal business office promptly after the Exercise Date; provided that if the Participant has exercised an ISO, the Company may at its option retain possession of the Shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1)of the Code. The obligation of the Company to deliver Shares shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Option or the Shares upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Option or the issuance or purchase of Shares thereunder, the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

        (c) If the Participant fails to pay for any of the Shares specified in such notice or fails to accept delivery thereof, the Participant's right to purchase such Shares may be terminated by the Company.

        (d) Options granted under the Option Plan shall not be transferable by Participant other than by will or laws of descent and distribution and during a Participants' lifetime shall be exercisable only by that Participant.

        9.3 SARs. Subject to the conditions of this Section and such administrative regulations as the Committee may from time to time adopt, an SAR may be exercised by the delivery (including by fax) of the Exercise Notice to the Company. On the Exercise Date, the Participant shall receive from the Company in exchange therefore cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per Share over the SAR Price per Share specified in such SAR, multiplied by the total number of Shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of Shares having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional Shares, or the Company may settle such obligation in part with Shares and in part with cash.

        9.4 Tax Payment Election. Subject to the approval of the Committee, and to any rules and limitations as the Committee may adopt, a person exercising an Award may make the payment of the amount of any taxes required to be collected or withheld by the Company in connection with such exercise in whole or in part by electing, at or before the time of exercise, either (i) to have the Company withhold from the number of Shares otherwise deliverable a number of Shares whose value equals the amount of the applicable supplemental wage withholding required plus any required state, local or employment tax withholdings, (ii) to deliver certificates for other Shares owned by the person exercising the Award, endorsed in blank with appropriate signature guarantee, having a value equal to the amount otherwise to be collected or withheld, or (iii) in the event of an exercise immediately followed by a sale of the underlying Shares, to have the broker executing such transaction deduct the required tax from the sale proceeds and transfer it to the Company.

ARTICLE 10
SPECIAL PROVISIONS
APPLICABLE TO COVERED PARTICIPANTS

        Awards subject to Performance Goals paid to Covered Participants under this Plan shall be governed by the conditions of this Article 10 in addition to the requirements of Article 6, above. Should conditions set forth under this Article 10 conflict with the requirements of Article 6, the conditions of this Article 10 shall prevail.

        10.1 Establishment of Performance Goals. All Performance Goals, relating to Covered Participants for a relevant Performance Period shall be established by the Committee in writing prior to the beginning of the Performance Period, or by such other later date for the Performance Period as may be permitted under Section 162(m) of the Code. The Performance Goals may be identical for all

Participants or, at the discretion of the Committee, may be different to reflect more appropriate measures of individual performance.

        10.2 Performance Goals. The Committee shall establish the Performance Goals relating to Covered Participants for a Performance Period in writing. Performance Goals may include alternative and multiple Performance Goals and may be based on one or more business and/or financial criteria. In establishing the Performance Goals for the Performance Period, the Committee in its discretion may include one or any combination of the following criteria in either absolute or relative terms, for the Company or any Subsidiary:

(a) Increased revenue;

(b) Net income measures (including but not limited to income after capital costs and income before or after taxes);

(c) Stock price measures (including but not limited to growth measures and total stockholder return);

(d) Market Share;

(e) Earnings per Share (actual or targeted growth);

(f) Cash flow measures (including but not limited to net cash flow and net cash flow before financing activities);

(g) Return measures (including but not limited to return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity);

(h) Operating measures (including but not limited to operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes, and production efficiency); and

(i) Expense measures (including but not limited to cost-per-barrel, overhead cost and general and administrative expense).

        10.3 Compliance with Section 162(m). The Performance Goals must be objective and must satisfy third party “objectivity” standards under Section 162(m) of the Code, and the regulations promulgated thereunder. In interpreting Plan provisions relating to Awards subject to Performance Goals paid to Covered Participants, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions.

        10.4 Adjustments. The Committee is authorized to make adjustments in the method of calculating attainment of Performance Goals in recognition of: (i) extraordinary or non-recurring items, (ii) changes in tax laws, (iii) changes in generally accepted accounting principles or changes in accounting principles, (iv) charges related to restructured or discontinued operations, (v) restatement of prior period financial results, and (vi) any other unusual, non-recurring gain or loss that is separately identified and quantified in the Company's financial statements. Notwithstanding the foregoing, the Committee may, at its sole discretion, reduce the performance results upon which Awards are based under the Plan, to offset any unintended result(s) arising from events not anticipated when the Performance Goals were established, or for any other purpose, provided that such adjustment is permitted by Section 162(m) of the Code.

        10.5 Discretionary Adjustments. The Performance Goals shall not allow for any discretion by the Committee as to an increase in any Award, but discretion to lower an Award is permissible.

        10.6 Certification. The Award and payment of any Award under this Plan to a Covered Participant with respect to a relevant Performance Period shall be contingent upon the attainment of the Performance Goals that are applicable to such Covered Participant. The Committee shall certify in writing prior to payment of any such Award that such applicable Performance Goals relating to the Award are satisfied. Approved minutes of the Committee may be used for this purpose.

        10.7 Other Considerations. All Awards to Covered Participants under this Plan shall be further subject to such other conditions, restrictions, and requirements as the Committee may determine to be necessary to carry out the purpose of this Article 10.

ARTICLE 11
AMENDMENT OR DISCONTINUANCE

        11.1 In General. Subject to the limitations set forth in this Article 11, the Committee may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment which requires shareholder approval under the rules of any over-the-counter market or national securities exchange on which Shares are listed (or in order for the Plan and Awards awarded under the Plan to comply with Section 422 or Section 162(m) of the Code, including any successors to such Sections), shall be effective unless such amendment shall be approved by the requisite vote of the shareholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Award theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Award outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto.

        11.2 Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted; provided that, unless required by law, no action contemplated or permitted by this Article 11 shall adversely effect (as reasonably determined by the Committee) any rights of Participants or obligations of the Company to Participants with respect to any Award theretofore granted under the Plan without the consent of the affected Participant.

ARTICLE 12
EFFECTIVE DATE AND TERM

        The Plan shall be effective as of                                 , 2006. Subject to earlier termination pursuant to Article 11, the Plan shall have a term of 10 years from its effective date and will terminate on                                 , 2016. After termination of the Plan, no future Awards may be made. However, any Awards granted before that date will continue to be effective in accordance with their terms and conditions.

ARTICLE 13
CAPITAL ADJUSTMENTS

        13.1 In General. If at any time while the Plan is in effect, or Awards are outstanding, there shall be any increase or decrease in the number of issued and outstanding Shares resulting from (1) the declaration or payment of a stock dividend, (2) any recapitalization resulting in a stock split-up, combination, or exchange of Shares, or (3) other increase or decrease in such Shares effected without receipt of consideration by the Company, then:

(a) An appropriate adjustment shall be made in the maximum number of Shares then subject to being awarded under the Plan and in the maximum number of Shares that may be awarded to a Participant to the end that the same proportion of the Company's issued and outstanding Shares shall continue to be subject to being so awarded.

(b) Appropriate adjustments shall be made in the number of Shares and the Option Price thereof then subject to purchase pursuant to each such Option previously granted and unexercised, to the extent that the same proportion of the Company's issued and outstanding Shares in each such instance shall remain subject to purchase at the same aggregate Option Price.

(c) Appropriate adjustments shall be made in the number of SARs and the SAR Price thereof then subject to exercise pursuant to each such SAR previously granted and unexercised, to the extent that the same proportion of the Company's issued and outstanding Shares in each instance shall remain subject to exercise at the same aggregate SAR Price.

(d) Appropriate adjustments shall be made in the number of outstanding Shares of Restricted Stock and the number of Restricted Stock Units with respect to which restrictions have not yet lapsed prior to any such change.

        13.2 Issuance of Shares or Other Convertible Securities. Except as otherwise expressly provided herein, the issuance by the Company of Shares of any class, or securities convertible into Shares of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of Shares or obligations of the Company convertible into such Shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to (i) the number of or Option Price of Shares then subject to outstanding Options granted under the Plan, (ii) the number of or SAR Price or SARs then subject to outstanding SARs granted under the Plan, (iii) the number of outstanding Shares of Restricted Stock, or (iv) the number of outstanding Restricted Stock Units.

        13.3 Notification. Upon the occurrence of each event requiring an adjustment with respect to any Award, the Company shall notify each affected Participant its computation of such adjustment, which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 14
RECAPITALIZATION, MERGER AND CONSOLIDATION; CHANGE OF CONTROL

        14.1 Adjustments, Recapitalizations, Reorganizations, or Other Adjustments. The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Shares or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

        14.2 Acquiring Entity. Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or Share exchange, any Award granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a Participant would have been entitled.

        14.3 Acquired Entity. In the event of any merger, consolidation or Share exchange pursuant to which the Company is not the surviving or resulting corporation, the Committee, without the consent of any Participant, shall have the sole discretion to determine the treatment of any outstanding Awards under this Plan. For purposes of clarity, the Committee's determination under this Section 14.3 shall not be an amendment to an Award subject to Section 11.2. Notwithstanding the above, in the event the successor corporation does not agree to assume an Award, any unvested portion of such Award shall become fully vested and exercisable as of the date 10 days prior to the effective date of the transaction, provided, however, that a Participant has been employed or providing services to the Company at least one year prior to such date.

        14.4 Change of Control. In the event of a Change of Control, notwithstanding any other provision in this Plan to the contrary, if a Participant is terminated by the Company without Cause, in anticipation of, or within twelve months following, a Change of Control, any of the Participant's Awards that are scheduled to vest within two years following the Change of Control, shall thereupon automatically be accelerated and exercisable in full and all Restriction Periods applicable to Awards of Restricted Stock and/or Restricted Stock Units shall automatically expire. The determination of the Committee that any of the foregoing conditions has been met shall be binding and conclusive on all parties.

ARTICLE 15
LIQUIDATION OR DISSOLUTION

        In case the Company sells all or substantially all of its property, or dissolves, liquidates, or winds up its affairs (each, a “Dissolution Event”), the Participant shall receive, to the extent the Participant is vested in an Award, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each Share of the Company.

ARTICLE 16
ADDITIONAL AUTHORITY OF COMMITTEE

        In addition to the Committee's authority set forth elsewhere, in order to maintain a Participant's rights in the event of any Change of Control or Dissolution Event described under Articles 14 and 15, the Committee, as constituted before the Change of Control or Dissolution Event, is hereby authorized, and has sole discretion, as to any Award, either at the time the Award is made hereunder or any time thereafter, to take any one or more of the following actions:

(a) provide for the acceleration of any time periods relating to the vesting, exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date fixed by the Committee;

(b) provide for the purchase of any Award, upon the Participant's request, for an amount of cash equal to the amount that could have been attained upon the exercise of the Award or realization of the Participant's rights in the Award had the Award been currently exercisable or payable;

(c) adjust any outstanding Award as the Committee deems appropriate to reflect the Change of Control or Dissolution Event; or

(d) cause any outstanding Award to be assumed, or new rights substituted therefor, by the acquiring or surviving corporation after a Change of Control or successor following a Dissolution Event.

(e) The Committee may in its discretion include other provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

ARTICLE 17
MISCELLANEOUS PROVISIONS

        17.1 Code Section 409A. Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Code Section 409A and related regulations and U.S. Treasury pronouncements (“Section 409A”), that Plan provision or Award may be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant's rights to an Award.

        17.2 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Awards granted or the Shares to be purchased or transferred are being acquired for investment and not with a view to their distribution.

        17.3 No Right to Continued Employment. Neither the Plan nor any Award granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

        17.4 Delegation. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to the terms and limitations the Committee shall determine, to grant Awards or to cancel, modify or waive rights with respect to, or to amend, suspend, or terminate Awards.

        17.5 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the fullest extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

        17.6 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

        17.7 Compliance with Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue Shares under any Award if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which Shares are quoted or traded (including without limitation Section 162(m) of the Code), and, as a condition of any sale or issuance of Shares under an Award, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares, shall be subject to all applicable laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

        17.8 Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

        17.9 Tax Requirements, Withholding.

        (a) In General. The Company or any Affiliate is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes with respect to an Award, its exercise, the lapse of restrictions thereon, payment or transfer under an Award or under the Plan, and to take any other action necessary in the opinion of the Company to satisfy all obligations for the payment of the taxes. Such payments shall be required to be made prior to the delivery of any Shares. Such payment may be made in cash, by check, or through the delivery of Shares owned by the Participant (which may be effected by the actual delivery of Shares by the Participant or by the Company's withholding a number of Shares to be issued upon the exercise of a Share, if applicable), or any combination thereof.

        (b) 102 Awards. With respect to 102 Awards, the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including the withholding of taxes at source. The Board, the Committee and/or the Trustee shall not be required to release any Share certificate, issued upon exercise of the 102 Awards to a Participant until all required payments have been fully made.

        17.10 Assignability. Awards may not be transferred or assigned other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Award Agreement in respect of an Award shall so provide.

        17.11 No Trust or Fund Created. Except for 102 Awards or as otherwise required under applicable law, neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or any fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

        17.12 Use of Proceeds. Proceeds from the sale of Shares pursuant to Awards granted under this Plan shall constitute general funds of the Company.

        17.13 Governing Law. The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be determined in accordance with the laws of Israel without giving effect to its choice of law provisions.

        17.14 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

        17.15 Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. The headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

        17.16 Construction. Use of the term “including” in this Plan shall be construed to mean “including but not limited to.”

ANNUAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

May 30, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

”  Please detach along perforated line and mail in the envelope provided.  ”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect the nominees listed at right to serve as directors of the Company until the next annual general meeting of shareholders.

NOMINEES:
☐	FOR ALL NOMINEES	¡	Mr. Doron Birger
		¡	Mr. Gavriel D. Meron
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	¡	Mr. Nachum Shamir
		¡	Mr. Chen Barir
		¡	Mr. Eyal Lifschitz
☐	FOR ALL EXCEPT (See instructions below)	¡	Prof. Anat Leowenstein

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
2.	To approve the compensation and the employment agreement of the President and Chief Executive Officer of the Company.	☐	☐	☐

3.	To approve the compensation and the employment agreement of the Executive Vice Chairman of the Company’s board of directors.	☐	☐	☐

4.	To approve the Company’s proposed 2006 Equity Plan, and reserve 2,500,000 ordinary shares for issuance thereunder.	☐	☐	☐

5.	To approve the extension of indemnification and insurance coverage to new directors of the Company.	☐	☐	☐

6.	To ratify and confirm compensation for non-employee directors of the Company.	☐	☐	☐

7.

To reappoint the firm of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors until the Company’s next annual general meeting, and to authorize the Company’s board of directors to determine their remuneration.

		☐	☐	☐

This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

 Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 30, 2006
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF GIVEN IMAGING LTD.

          The undersigned hereby appoints Doron Birger, Yuval Yanai and Ido Warshavski and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares Given Imaging Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the Company’s head offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Tuesday, May 30, 2006, at 16:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

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